UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015
Commission File Number 001-37542
CRH MEDICAL CORPORATION
(Translation of registrant’s name into English)
578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	_______	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2015 and 2014

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2015

99.3	Canadian Form 52 - 109F2 - Certification of Interim Filings -- CEO

99.4	Canadian Form 52 - 109F2 - Certification of Interim Filings -- CFO

99.5	Press Release dated October 29, 2015 - "CRH Announces Third Quarter 2015 Results"

Exhibits 99.1 and 99.2 of this report on Form 6-K are incorporated by reference into the Registrant's registration statements on Form S-8 (333-206945 and 333-206946) that have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)
Date:	October 29, 2015	By:	/s/ Richard Bear
Name: Richard Bear Title: Chief Financial Officer